SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 21, 2005

TURKCELL ILETISIM HIZMETLERI A.S.

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Yes:  ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Yes:  ☐      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

Enclosures:      Press releases issued by Turkcell during January 2005

TURKCELL INFORMS THAT THE CONSORTIUM LEAD BY ITS SUBSIDIARY
TURKTELL PASSED THE PREQUALIFICATION STAGE FOR THE PRIVATIZATION
OF TURK TELEKOM

Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

As announced on January 10, 2005, the Board of Directors of Turkcell decided that within the frame of tender specifications with regard to the privatization of Turk Telekom A.S. prepared by the Privatization Administration Authority, Turkcell’s subsidiary Turktell Bilisim A.S. (“Turktell”) realizes the required studies for submitting a pre-qualification for the participation to the said tender process with a large consortium for the success of the tender process. The consortium structure set for the pre-qualification application is open to new participants and the final structure of consortium partnering shall be subject to approval by our Board.

As announced by the Privatization Authority, the consortium composed of 14 members lead by Turkcell’s subsidiary Turktell has passed the prequalification stage.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Koray Ozturkler Investor Relations 19.01.2005, 09:30	Serkan Okandan Financial Control and Reporting 19.01.2005, 09:30

TURKCELL BoD DECISIONS DATED JANUARY 14, 2005

Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

On January 14, 2005, the Board of Directors of Turkcell took the following decision:

It has been understood from Çukurova Investments N.V.‘s letter dated 31 December 2004 that they have completed the transactions necessary for the sale in ISE of 1,226,187,400 units of registered shares they own in our Company and each having a nominal value of TL 1,000.- (One thousand Turkish Liras) and thus, it is required pursuant to Article 9 “m” of the ISE Listing Regulation that our Company passes a Board of Directors resolution regarding the circulation of such share certificates by blank endorsement. Accordingly, it is resolved to accept the blank endorsement for the transfer and assignment of the above mentioned share certificates.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin Investor Relations 14.01.2005	Ilter Terzioglu Regulation and Risk Management 14.01.2005

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

FITCH UPGRADES TURKCELL’S FOREIGN CURRENCY RATING TO “BB-"

Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

Fitch Ratings, the international rating agency, has upgraded Republic of Turkey’s Long-term foreign currency and local currency ratings to ‘BB-’ from ‘B+’. The Outlook has been revised to Stable from Positive. Following this upgrade, Fitch Ratings also upgraded Turkcell’s foreign currency rating to “BB-” from “B+” and stated it’s outlook as “Stable.”

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Selen Doganca Planning and System Control 17.01.2005	Serkan Okandan Financial Planning and Reporting 17.01.2005

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

               Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: January 21, 2005	By:	/s/ Muzaffer Akpinar
Name: Muzaffer Akpinar Title: Chief Executive Officer